UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2015

TEEKAY TANKERS LTD.

June  30, 2015

PART I – FINANCIAL INFORMATION

ITEM 1 — FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30, 2015 $	Three Months Ended June 30, 2014 $	Six Months Ended June 30, 2015 $	Six Months Ended June 30, 2014 $
REVENUES
Net pool revenues (note 9a)	90,979	20,518	171,488	50,681
Time charter revenues (note 9a)	10,197	20,533	20,714	42,015
Voyage charter revenues	7,297	3,382	14,825	4,378
Interest income from investment in term loans	—	—	—	9,118
Other revenues (note 13)	(879)	—	4,445	—

Total revenues	107,594	44,433	211,472	106,192

Voyage expenses (note 9a)	(3,545)	(3,612)	(7,379)	(5,051)
Vessel operating expenses (note 9a)	(26,201)	(23,585)	(48,642)	(46,379)
Time-charter hire expense	(16,793)	(1,112)	(31,796)	(2,164)
Depreciation and amortization	(15,227)	(12,425)	(28,899)	(24,927)
General and administrative (note 9a)	(3,039)	(3,163)	(6,339)	(6,355)
Gain on sale of vessels (note 10)	—	9,955	—	9,955
Restructuring charges (note 13)	879	—	(4,445)	—

Income from operations	43,668	10,491	83,972	31,271

Interest expense	(3,075)	(2,274)	(5,440)	(4,621)
Interest income	8	60	39	198
Realized and unrealized gain (loss) on derivative instruments (note 5)	523	(3,614)	(1,064)	(1,970)
Equity income (note 3)	3,587	15	6,169	2,609
Other (expense) income	(469)	(89)	(449)	3,534

Net income	44,242	4,589	83,227	31,021

Per common share amounts (note 11)
– Basic earnings per share	0.38	0.05	0.72	0.37
– Diluted earnings per share	0.38	0.05	0.72	0.37
– Cash dividends declared	0.03	0.03	0.06	0.06

Weighted-average number of Class A and Class B common stock outstanding (note 11)

– Basic	116,150,985	83,676,425	115,600,570	83,646,230
– Diluted	116,725,428	83,966,874	116,182,250	83,962,395

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30, 2015 $	As at December 31, 2014 $
ASSETS
Current
Cash and cash equivalents	83,082	162,797
Pool receivable from affiliates, net (note 9b)	36,185	35,254
Accounts receivable	11,344	4,178
Due from affiliates (note 9b)	47,493	42,502
Prepaid expenses	13,656	8,883

Total current assets	191,760	253,614

Vessels and equipment
At cost, less accumulated depreciation of $330.5 million (2014 – $301.6 million)	1,035,311	828,291
Investment in and advances to equity accounted investments (note 3)	79,566	73,397
Derivative asset (note 5)	5,526	4,657
Other non-current assets	1,992	5,400

Total assets	1,314,155	1,165,359

LIABILITIES AND EQUITY
Current
Accounts payable	5,747	1,899
Accrued liabilities	18,218	17,565
Current portion of long-term debt (note 4)	144,453	41,959
Current portion of derivative liabilities (note 5)	7,141	7,263
Deferred revenue	398	637
Due to affiliates (note 9b)	11,830	10,395

Total current liabilities	187,787	79,718

Long-term debt (note 4)	530,219	614,104
Derivative liabilities (note 5)	8,100	10,962
Other long-term liabilities (note 6)	5,227	4,852

Total liabilities	731,333	709,636

Commitments and contingencies (note 3, 4 and 5)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 103.6 million Class A and 16.7 million Class B shares issued and outstanding as of June 30, 2015 and 95.3 million Class A and 16.7 million Class B shares issued and outstanding as of December 31, 2014) (note 8)	853,671	802,650
Accumulated deficit	(270,849)	(346,927)

Total equity	582,822	455,723

Total liabilities and equity	1,314,155	1,165,359

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30, 2015 $	Six Months Ended June 30, 2014 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	83,227	31,021
Non-cash items:
Depreciation and amortization	28,899	24,927
Gain on sale of vessels	—	(9,955)
Unrealized gain on derivative instruments	(3,852)	(2,975)
Equity income	(6,169)	(2,609)
Other	750	(2,325)
Change in operating assets and liabilities	(11,789)	(27,676)
Expenditures for dry docking	(4,030)	(5,795)

Net operating cash flow	87,036	4,613

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	222,435	31,947
Repayments of long-term debt	(13,184)	(10,183)
Prepayment of long-term debt	(191,592)	(157,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(6,909)	(5,018)
Proceeds from equity offerings, net of offering costs (note 8)	50,928	—

Net financing cash flow	61,678	(138,987)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	154,000
Expenditures for vessels and equipment	(228,190)	(837)
Investment in Tanker Investments Ltd. (note 3b)	—	(25,000)
Loan repayments from equity accounted investment	—	1,150
Term loan advance recoveries	—	1,179
Investment in Teekay Tanker Operations Ltd.	(239)	—

Net investing cash flow	(228,429)	130,492

Decrease in cash and cash equivalents	(79,715)	(3,882)
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	83,082	21,764

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2014	112,064	785,515	17,135	(346,927)	455,723

Net income	—	—	—	83,227	83,227
Proceeds from issuance of Class A common stock (note 8)	8,022	50,928	—	—	50,928
Value adjustment to share issuance to Teekay Corporation for purchase of Teekay Tanker Operations Ltd.	—	—	—	(240)	(240)
Dividends declared	—	—	—	(6,909)	(6,909)
Equity-based compensation (note 8)	254	93	—	—	93

Balance as at June 30, 2015	120,340	836,536	17,135	(270,849)	582,822

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2014. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined now as: (i) a component of a company or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on a company’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted. There was no impact during the quarter ended June 30, 2015.

In May 2014, FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for companies considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting company also may apply ASU 2015-02 retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Company is evaluating the effect of adopting this new accounting guidance.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Investments in and Advances to Equity Accounted Investments

	As at June 30, 2015 $	As at December 31, 2014 $
High-Q Joint Venture	20,321	18,948
Tanker Investments Ltd.	40,329	36,915
Teekay Tanker Operations Ltd.	18,916	17,534

Total	79,566	73,397

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at June 30, 2015, the loan had an outstanding balance of $57.1 million (December 31, 2014 – $60.0 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $57.1 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay Corporation (or Teekay) formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 5). The stock purchase warrant is a derivative asset which had an estimated fair value of $5.5 million as at June 30, 2015. The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million. As of June 30, 2015, the Company’s ownership interest in TIL was 9.29%.

c.

In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million.

As consideration for this acquisition, the Company issued to Teekay 4.2 million shares of its Class B common stock with an approximate value of $17.0 million on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.8 million, is accounted for as an equity distribution to Teekay. The Company accounts for its ownership interest in TTOL using the equity method.

4.	Long-Term Debt

	As at June 30, 2015 $	As at December 31, 2014 $
Revolving Credit Facilities due through 2018	412,000	508,593
Term Loans due through 2021	262,672	147,470

	674,672	656,063
Less current portion	(144,453)	(41,959)

Total	530,219	614,104

As at June 30, 2015, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $558.5 million, of which $146.5 million was undrawn (December 31, 2014 – $634.8 million, of which $126.2 million was undrawn). Interest payments are based on LIBOR plus margins, which, at June 30, 2015, ranged between 0.45% and 0.60% (December 31, 2014: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $44.5 million (remainder of 2015), $89.1 million (2016), $395.9 million (2017) and $29.0 million (2018). As at June 30, 2015, the Revolvers were collateralized by 19 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at June 30, 2015, this ratio was 149%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2015, the Company and Teekay were in compliance with all of their covenants in respect of the Revolvers.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at June 30, 2015, the Company had four term loans outstanding, which totaled $262.7 million (December 31, 2014 – $147.5 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At June 30, 2015, the margins ranged from 0.30% to 2.50% (December 31, 2014 – 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and three of the term loans have balloon or bullet repayments due at maturity in 2016, 2019 and 2021. The term loans are collateralized by first-priority mortgages on 11 of the Company’s vessels, together with certain other related security. Two of the term loans require that certain specified subsidiaries of the Company maintain minimum hull coverage ratios of 120% and 135% of the total outstanding balance for the facility period. As at June 30, 2015, the loan-to-value ratios ranged from 187% to 861%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratios. Two of the term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. One of the term loans is also guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the term loans requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. As at June 30, 2015, the Company and Teekay were in compliance with all of their covenants in respect of these term loans.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of June 30, 2015, the term loan arrangement had an outstanding balance of $181.2 million, of which $89.2 million was the Company’s share. As of June 30, 2015, the revolving credit facility had an outstanding balance of $86.6 million, of which $35.0 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan or revolving credit facility.

The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2015 was 1.4% (December 31, 2014 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 5).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2015 are $16.2 million (remaining 2015), $140.3 million (2016), $400.2 million (2017), $53.2 million (2018) and $23.2 million (2019) and $41.6 million (thereafter).

5.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income. During the three and six months ended June 30, 2015, the Company recognized realized losses of $2.5 million and $4.9 million, respectively, and unrealized gains of $2.1 million and $3.0 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2014, the Company recognized realized losses of $2.5 million and $5.0 million, respectively, and unrealized gains of $0.7 million and $2.4 million, respectively, relating to its interest rate swaps.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following summarizes the Company’s interest rate swap positions as at June 30, 2015:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 6M	200,000	(4,872)	1.3	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(10,369)	2.3	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2015, ranged from 0.30% to 2.50%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at June 30, 2015, the fair value of the stock purchase warrant was $5.5 million, which is reflected as a derivative asset on the Company’s consolidated balance sheet. The stock purchase warrant had an initial value of $3.4 million on issuance in January 2014 and such amount is reflected in the other income (expenses) in the Company’s 2014 consolidated statements of income. During the three and six months ended June 30, 2015, the Company recognized unrealized gains of $0.9 million and $0.8 million, respectively, relating to the changes in the value of the warrant, compared to an unrealized loss of $1.8 million and an unrealized gain of $0.6 million for the same periods in the prior year. Unrealized gains and losses are reflected in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of income.

6.	Other Long-Term Liabilities

The Company recognizes freight tax expense in other income in its consolidated statements of income. The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expense which is recorded in its consolidated balance sheet in other long-term liabilities:

	As at June 30, 2015 $	As at June 30, 2014 $
Balance at the beginning of the period	4,852	5,351
Freight tax expense	375	93

Balance at the end of the period	5,227	5,444

7.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2014.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $

Recurring:
Cash and cash equivalents	Level 1	83,082	83,082	162,797	162,797
Derivative instruments
Interest rate swap agreements	Level 2	(15,241)	(15,241)	(18,225)	(18,225)
Stock purchase warrant	Level 3	5,526	5,526	4,657	4,657

Other:
Advances to equity accounted investments	Note (1)	14,980	Note (1)	14,980	Note (1)
Long-term debt, including current portion	Level 2	(674,672)	(645,068)	(656,063)	(617,761)

(1)

The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at June 30, 2015 and December 31, 2014 were not determinable.

Changes in fair value during the three and six months ended June 30, 2015 and 2014 for the Company’s derivative instrument, the TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Fair value at the beginning of the period	4,617	5,857	4,657	—
Fair value on issuance	—	—	—	3,420
Unrealized gain (loss) included in earnings	909	(1,831)	869	606

Fair value at the end of the period	5,526	4,026	5,526	4,026

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 5). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of June 30, 2015 is based on the historical volatility of comparable companies of 54.10%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2015 $	December 31, 2014 $
Advances to equity accounted investments	Other internal metrics	Performing	14,980	14,980

			14,980	14,980

8.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at June 30, 2015 and December 31, 2014 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2015, the Company had 103.6 million shares of Class A common stock (December 31, 2014 – 95.3 million), 16.7 million shares of Class B common stock (December 31, 2014 – 16.7 million) and no shares of preferred stock (December 31, 2014 – nil) issued and outstanding.

In January 2015, the Company issued 3 million shares of its Class A common stock for net proceeds of $13.7 million upon the exercise by the underwriters of their options to purchase additional shares in connection with the Company’s December 2014 public offering. In March 2015 and April 2015, a total of 38,961 shares and 12,987 shares with aggregate values of $0.2 million and $0.1 million, respectively, of Class A common stock were granted to the Company’s non-management directors as part of their annual compensation for 2015. These Class A common stock were issued from the 4,000,000 shares of Class A common stock reserved under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In June 2015, the Company implemented a continuous offering program (or COP) under which the Company may issue new common stock at market prices up to a maximum aggregate amount of $80.0 million. The Company sold 5,022,000 shares of Class A common stock under the COP during the three and six months ended June 30, 2015 for net proceeds of $37.3 million.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During March 2015, the Company granted 58,434 stock options with an exercise price of $5.39 per share to an officer of the Company. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted was $1.97 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 49.0%; expected life of five years; dividend yield of 2.09%; and risk-free interest rate of 1.38%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

During March 2015, the Company also granted 187,746 restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

During the three and six months ended June 30, 2015, the Company recorded $0.3 million and $1.0 million, respectively, of expenses related to the restricted stock units and stock options. During the three and six months ended June 30, 2015, a total of 147,996 restricted stock units and 351,096 restricted stock units, respectively, with a market value of $1.1 million and $2.3 million vested and was paid to the grantees by issuing 82,253 shares and 201,564 shares, respectively, of Class A common stock, net of withholding taxes.

9.	Related Party Transactions

a.

Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2014. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Time-charter revenues (i)	—	3,671	—	7,302
Pool management fees and commissions (ii)	(2,468)	(979)	(4,860)	(2,081)
Commercial management fees (iii)	(239)	(326)	(442)	(579)
Vessel operating expenses – technical management fee (iv)	(1,656)	(1,443)	(3,156)	(2,841)
Strategic and administrative service fees	(1,777)	(2,466)	(3,719)	(4,935)

(i)	The Company chartered-out the Pinnacle Spirit and the Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in November and December of 2014, respectively.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

b.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $41.6 million and $36.2 million as at June 30, 2015 and December 31, 2014, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.

On August 1, 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including $6.7 million in net working capital (see note 3c).

10.	Sale of Vessels

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital at closing of $1.7 million. The Company used $152.0 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds was used for general corporate purposes.

The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL in the three months ended June 30, 2014, which is reflected in the Company’s consolidated statements of income.

11.	Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common stock outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Net income	44,242	4,589	83,227	31,021

Weighted average number of common shares – basic	116,150,985	83,676,425	115,600,570	83,646,230

Dilutive effect of stock-based awards	574,443	290,449	581,680	316,165

Weighted average number of common shares – diluted	116,725,428	83,966,874	116,182,250	83,962,395

Earnings per common share:
– Basic	0.38	0.05	0.72	0.37
– Diluted	0.38	0.05	0.72	0.37

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the three and six months ended June 30, 2015, options to acquire 58,434 shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

12.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages. In November 2014, the Company placed $0.6 million in an escrow account as cash security pending the resolution of this matter. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheet as of June 30, 2015 and December 31, 2014.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

13.	Restructuring Charges

During the six months ended June 30, 2015, the Company incurred a net $4.4 million of restructuring costs which related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. During the quarter ended June 30, 2015, $(0.9) million of the previous charges were reversed as the Company decided not to terminate certain of the seafarers. This net charge is 100% recoverable from the customer and is reflected in other revenues on the consolidated statements of income.

At June 30, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

14.	Subsequent Events

a.)

In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $662.0 million, consisting of $612.0 million in cash and approximately 7.2 million shares of the Company’s Class A common stock. The vessels are scheduled to deliver by the end of October 2015 and are expected to trade in the spot tanker market upon delivery or soon thereafter. To finance the acquisition, in August 2015, the Company has secured commitments for a $397.2 million loan facility maturing January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of $90.6 million, of which approximately 4.5 million shares were issued to Teekay, and the remainder of purchase price is expected to be financed with existing liquidity.

b.)

On July 31, 2015, the Company acquired the ship-to-ship transfer business (or SPT) from Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. In connection with the SPT acquisition, on July 31, 2015, the Company issued approximately 6.5 million shares of Class B common stock to Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, for net proceeds of $45.5 million. These shares of Class B common stock were priced at approximately $6.99 per share.

TEEKAY TANKERS LTD.

JUNE 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2014.

General

Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at June 30, 2015, our fleet consists of 44 vessels, including 11 in-chartered vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2015:

	Owned Vessels (1)	Chartered- in Vessels	Total
Fixed-rate:
Aframax Tankers	7	—	7
VLCC Tankers(2)	1	—	1

Total Fixed-Rate Fleet(3)	8	—	8

Spot-rate:
Suezmax Tankers	10	—	10
Aframax Tankers(4)	5	8	13
LR2 Product Tankers(5)	7	3	10
MR Product Tankers(6)	3	—	3

Total Spot Fleet(7)	25	11	36

Total Teekay Tankers Fleet	33	11	44

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest, are excluded from the fleet list.
2.	VLCC owned through a 50/50 joint venture.
3.	Three time-charter out contracts are scheduled to expire in 2015, four in 2016 and one in 2018.
4.

Eight Aframax tankers are currently time-chartered in for periods from 12 to 33 months, with two of these periods ending during 2015, four in 2016 and two in 2017; some of these contracts include options to extend at escalating rates. One of the in-chartered tankers traded on a voyage charter. This list excludes an in-chartered tanker that has been off-hire since early January 2015.

5.

Long Range 2 (or LR2) product tankers. Three LR2 tankers are currently time-chartered in for periods from 12 to 24 months, with two ending in 2016 and one ending in 2017; one of these contracts has option to extend.

6.	Medium Range (or MR) product tankers.
7.

A total of 25 of our owned vessels and ten of our in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at June 30, 2015, the five vessel class pooling arrangements in which we participate were comprised of a total of 25 Suezmax tankers, 34 modern Aframax tankers, 5 Aframax tankers over 15-years-old, 16 LR2 tankers and 42 MR tankers, respectively, including vessels owned by other pool members.

Significant Developments in 2015

Suezmax Fleet Acquisition

In August 2015, we agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $662.0 million, consisting of $612.0 million in cash and approximately 7.2 million shares of our Class A common stock. The vessels are scheduled to deliver by the end of October 2015 and are expected to trade in the spot tanker market upon delivery or soon thereafter. To finance the acquisition, in August 2015, we have secured commitments for a $397.2 million loan facility maturing January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of $90.6 million, of which approximately 4.5 million shares were issued to Teekay, and the remainder of purchase price is expected to be financed with existing liquidity.

Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, we acquired the ship-to-ship transfer business (or SPT) from Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one chartered-in Aframax tanker. In connection with the SPT acquisition, on July 31, 2015, we issued approximately 6.5 million shares of Class B common stock to Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

Time Charter-Out Vessels

In July 2015, Teekay Tankers entered into time charter-out contracts for one LR2 product tanker and two Suezmax tankers. The LR2 product tanker has a time charter-out contract with a daily rate of $26,000 and a firm contract period of 22 months. The Suezmax tankers have time charter-out contracts with daily rates of $32,900 and firm contract periods of 24 months. In April 2015, Teekay Tankers entered into a time charter-out contract for one Aframax vessel, at a daily rate of $24,000 and a firm contract period of 12 months.

Continuous Offering Program

In June 2015, we implemented a continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. We sold 5,022,000 shares under the COP during the three and six months ended June 30, 2015 for net proceeds of $37.3 million.

Additional Time Chartered-in Vessels

During the six months ended June 30, 2015, we entered into new in-charter contracts for one Aframax tanker and one LR2 product tanker. The Aframax tanker was delivered in April 2015 and the LR2 tanker was delivered to us in May 2015. These contracts bring our total number of time chartered-in vessels to 11 and increase our exposure to the spot tanker market.

New Fleet Deliveries

During the six months ended June 30, 2015, we acquired four modern LR2 product tankers and one Aframax tanker for an aggregate price of $230.3 million. Three of the vessels were delivered in February 2015 while the remaining two vessels were delivered in March 2015. All four LR2 product tankers are trading in the Taurus LR2 pool and the Aframax tanker is trading in the Aframax RSA, after receiving the required vetting approvals in June 2015.

New Loan Facility

In January 2015, we secured a new loan facility of $126.6 million which matures on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker we acquired during the quarter ended March 31, 2015, and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014.

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Six Months Ended June 30, 2015 versus Three and Six Months Ended June 30, 2014

The following table presents our operating results for the three and six months ended June 30, 2015 and 2014, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended		Six Months Ended
(in thousands of U.S. dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues	107,594	44,433	211,472	97,074
Interest income from investment in term loans	—	—	—	9,118
Less: Voyage expenses	(3,545)	(3,612)	(7,379)	(5,051)

Net revenues	104,049	40,821	204,093	101,141
Vessel operating expenses	(26,201)	(23,585)	(48,642)	(46,379)
Time-charter hire expense	(16,793)	(1,112)	(31,796)	(2,164)
Depreciation and amortization	(15,227)	(12,425)	(28,899)	(24,927)
General and administrative	(3,039)	(3,163)	(6,339)	(6,355)
Gain on sale of vessels	—	9,955	—	9,955
Restructuring charges	879	—	(4,445)	—

Income from operations	43,668	10,491	83,972	31,271
Interest expense	(3,075)	(2,274)	(5,440)	(4,621)
Interest income	8	60	39	198
Realized and unrealized gain (loss) on derivative instruments	523	(3,614)	(1,064)	(1,970)
Equity income	3,587	15	6,169	2,609
Other (expense) income	(469)	(89)	(449)	3,534

Net income	44,242	4,589	83,227	31,021

Tanker Market

Crude tanker spot rates have maintained strength from the first quarter of 2015 into the second quarter of 2015, achieving the highest second-quarter levels in seven years. The strength of the market was primarily due to ongoing low global oil prices, record high crude oil supply from the Organization of the Petroleum Exporting Countries (OPEC) and further crude oil stockpiling. In general, tanker rates continue to be positively impacted by the following factors:

•	Positive fleet fundamentals, as fleet growth remains below historical averages;

•	Ongoing commercial and strategic stockpiling due to low oil prices in both the OECD and non-OECD drove tanker demand;

•	High refinery throughput, as refiners took advantage of positive margins due to low global oil prices; and

•	Increased earnings as bunker fuel prices remain low due to low global oil prices.

At the beginning of the third quarter of 2015, crude tanker rates have remained counter-seasonally strong due to high refining margins driven by on-going low oil prices, record-high OPEC crude oil production, vessel delays as onshore storage tanks remain at or near capacity, and intermittent weather delays in certain regions, including the U.S. Gulf. While crude tanker rates could potentially soften slightly into the end of the third quarter of 2015, as refineries enter scheduled maintenance, they are expected to remain strong relative to historical third quarter average rates.

LR2 product tanker rates in the second quarter of 2015 were also strong, achieving the highest average levels for a second quarter in seven years. LR2 rates were supported by high refinery utilization, increased long-haul trade out of new Middle Eastern refineries, increased seasonal gasoline and diesel demand, and low oil prices which has reduced naphtha prices in relation to liquefied petroleum gas (LPG). The latter factor has led some petrochemical plants to use naphtha rather than LPG for feedstock. LR2 product tanker rates continue to be supported into the third quarter of 2015 by increased volumes from new refineries in the Middle East and India, as well as surging product exports out of China which are resulting in tighter vessel supply.

The global tanker fleet grew by 8.4 million deadweight tonnes (mdwt), or 1.7%, in the first half of 2015. The global Suezmax fleet grew by six vessels, or 1.3%, while the uncoated Aframax fleet grew by only one vessel, or 0.2%. During the same period, the LR2 fleet grew by 17 vessels, or 6.5%. Looking ahead, the global tanker fleet is forecast to grow by a total of 2.0 to 2.5% in 2015, with growth weighted towards the product tanker sectors. The uncoated Aframax sector is expected to experience another year of negative fleet growth, while the Suezmax fleet is projected to grow by only 1.0% in 2015.

In July 2015, the International Monetary Fund (IMF) reduced its outlook for 2015 global economic growth to 3.3%, down 0.2% from its April 2015 forecast. This represents only a slight decrease from global economic growth of 3.4% in 2014. Based on an average of forecasts from the International Energy Agency, the Energy Information Administration and OPEC, global oil demand is forecast to grow by 1.3 million barrels per day (mb/d) in 2015, or 0.5 mb/d higher than demand growth in 2014.

The outlook for crude spot tanker rates is expected to remain positive in 2015 and into 2016 based on a combination of low fleet growth and an increase in long-haul tanker demand as more crude oil moves from the Atlantic to the Pacific basin. Low oil prices are expected to continue to provide support for tanker demand into the second half of 2015 and into 2016.

Fleet and TCE Rates

As at June 30, 2015, we owned 32 double-hulled conventional oil and product tankers and we time-chartered in eight Aframax and three LR2 vessels from third parties. We also owned a 50% interest in one VLCC which results are included in equity income.

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
	Net Revenues (1) (2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts – Suezmax	$34,710	895	$38,767	$11,697	727	$16,089
Voyage-charter contracts – Aframax	$33,445	1,150	$29,072	$4,108	266	$15,462
Voyage-charter contracts – LR2	$24,936	860	$28,996	$3,642	273	$13,340
Voyage-charter contracts – MR	$5,543	251	$22,040	$2,121	182	$11,656
Voyage-charter contracts – VLCC	—	—	—	$855	76	$11,280
Time-charter out contracts – Suezmax	—	—	—	$3,670	182	$20,166
Time-charter out contracts – Aframax	$10,201	544	$18,758	$13,415	761	$17,628
Time-charter out contracts – MR	—	—	—	$3,296	91	$36,219

Total	$108,835	3,700	$29,415	$42,804	2,558	$16,737

(1)	Excludes a total of $2.9 million in pool management fees and commissions payable for commercial management for our vessels and $1.0 million in off-hire bunker and other expenses.
(2)	Excludes $0.9 million of crew redundancy costs adjustment from one of our customers for the three months ended June 30, 2015.
(3)	Excludes a total of $1.4 million in pool management fees and commissions payable for commercial management for our vessels and $0.6 million in off-hire bunker and other expenses.

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	Net Revenues (1) (2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2) (3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts – Suezmax	$69,937	1,788	$39,099	$30,924	1,412	$21,905
Voyage-charter contracts – Aframax	$65,018	2,210	$29,418	$10,123	532	$19,030
Voyage-charter contracts – LR2	$42,119	1,550	$27,172	$7,396	543	$13,621
Voyage-charter contracts – MR	$9,295	451	$20,583	$4,534	362	$12,525
Voyage-charter contracts – VLCC	—	—	—	$1,323	96	$13,805
Time-charter out contracts – Suezmax	—	—	—	$7,326	362	$20,237
Time-charter out contracts – Aframax	$18,455	1,013	$18,228	$27,702	1,573	$17,606
Time-charter out contracts – MR	$1,970	50	$39,036	$6,362	181	$35,150

Total	$206,794	7,062	$29,281	$95,690	5,061	$18,908

(1)	Excludes a total of $5.6 million in pool management fees and commissions payable for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.
(2)

Excludes $4.4 million of crew redundancy costs recovery from one of our customers for the six months ended June 30, 2015 and excludes interest income from investment in term loans of $9.1 million for the six months ended June 30, 2014.

(3)	Excludes a total of $2.9 million in pool management fees and commissions payable for commercial management of our vessels and $0.8 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $104.0 million and $204.1 million for the three and six months ended June 30, 2015, respectively, compared to $40.8 million and $101.1 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•

net increases of $37.1 million and $63.3 million for the three and six months ended June 30, 2015 primarily due to the addition of the one Aframax tanker and four LR2 product tankers we acquired during the first quarter of 2015 and the addition of six Aframax tankers and three LR2 product tankers that we in-chartered at various times since the second half of 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014;

•	increases of $16.5 million and $24.3 million for the three and six months ended June 30, 2015, due to higher average realized rates earned by our Suezmax tankers;

•

an increase of $4.4 million for the six months ended June 30, 2015, due to redundancy costs for the Australian seafarers that were recovered from the customer upon expiration of a time-charter out contract of a MR product tanker;

•	increases of $4.3 million and $7.2 million for the three and six months ended June 30, 2015, due to higher average realized rates earned by our LR2 product tankers;

•	net increases of $3.9 million and $10.2 million for the three and six months ended June 30, 2015, due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•	increases of $3.6 million and $5.5 million for the three and six months ended June 30, 2015, due to higher average realized rates earned by our Aframax tankers; and

•	increases of $1.9 million and $2.9 million for the three and six months ended June 30, 2015, due to higher average realized rates earned by our MR product tankers;

partially offset by

•	a decrease of $9.1 million for the six months ended June 30, 2015 due to the interest income we recognized on our investments in term loans in March 2014;

•	decreases of $1.5 million and $2.7 million for the three and six months ended June 30, 2015 due to higher pool management fees and commissions;

•

net decreases of $1.3 million and $2.9 million for the three and six months ended June 30, 2015 due to more off-hire days in the first half of 2015 resulting from unscheduled repairs required for an Aframax tanker from an incident that occurred during late 2014; and

•

a decrease of $0.9 million for the three months ended June 30, 2015 due to an adjustment to the redundancy costs for the Australian seafarers that was recoverable from the customer upon expiration of a time-charter out contract of a MR product tanker.

Vessel Operating Expenses. Vessel operating expenses were $26.2 million and $48.6 million for the three and six months ended June 30, 2015, respectively, compared to $23.6 million and $46.4 million, respectively, for the same periods in the prior year. The change in vessel operating expenses was primarily due to:

•

net increases of $2.9 million and $4.6 million for the three and six months ended June 30, 2015, respectively, due to the addition of the one Aframax tanker and four LR2 product tankers that we acquired during the first quarter of 2015;

•	net increases of $1.8 million and $1.6 million for the three and six months ended June 30, 2015, respectively, relating to the timing and extent of planned vessel maintenance and repairs;

•	increases of $0.3 million and $0.6 million for the three and six months ended June 30, 2015, respectively, due to higher crew training costs incurred during the first half of 2015; and

•

increases of $0.2 million and $0.3 million for the three and six months ended June 30, 2015, respectively, due to ship management fees relating to the five vessels acquired during the first quarter of 2015;

partially offset by

•

decreases of $1.8 million and $2.8 million for the three and six months ended June 30, 2015, respectively, due to lower crewing costs resulting from a change in the nationality of crew on an MR product tanker during the first quarter of 2015;

•

decreases of $0.8 million and $1.0 million for the three and six months ended June 30, 2015, respectively, relating to the operating expenses incurred by two VLCCs, which joined our fleet on March 21, 2014 and were subsequently sold to TIL on May 9, 2014; and

•	a decrease of $1.0 million for the six months ended June 30, 2015 due to repairs on a Suezmax tanker which was incurred during the first half of 2014.

Time-charter Hire Expense. Time-charter hire expense increased to $16.8 million and $31.8 million for the three and six months ended June 30, 2015, respectively, compared to $1.1 million and $2.2 million, respectively, for the same periods in the prior year. This is primarily due to the addition of six Aframax tankers and five LR2 product tankers, including the two LR2 product tankers that we subsequently purchased in the first quarter of 2015, that we in-chartered during the second half of 2014 and the first half of 2015.

Depreciation and Amortization. Depreciation and amortization expense was $15.2 million and $28.9 million for the three and six months ended June 30, 2015, respectively, compared to $12.4 million and $24.9 million, respectively, for the same periods in the prior year. The increase primarily relates to the addition of the one Aframax tanker and four LR2 product tankers we acquired during the first quarter of 2015, as well as higher amortization related to dry-docking expenditures incurred in the first half of 2015.

General and Administrative Expenses. General and administrative expenses were $3.0 million and $6.3 million for the three and six months ended June 30, 2015, respectively, compared to $3.2 million and $6.4 million, respectively, for the same period in the prior year. The changes primarily are the result of:

•	net decreases of $0.7 million and $0.9 million for the three and six months ended June 30, 2015, respectively, due to lower administrative, strategic management, and other fees incurred;

partially offset by

•

net increases of $0.4 million and $0.7 million for the three and six months ended June 30, 2015, respectively, as a result of higher corporate expenses incurred during 2015 primarily as a result of an increase in legal expenses related to the STX arbitration (please read Item 1 – Financial Statements: Note 11 – Shipbuilding Contracts); and

•

a net increase of $0.2 million and $0.2 million for the three and six months ended June 30, 2015, due to increased stock-based compensation granted to our Board of Directors, one of our officers and to certain employees of Teekay subsidiaries that provided services to us in the three and six months ended June 30, 2015.

Gain on sale of vessels. In May 2014, we sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing. We recognized a $10.0 million gain on this transaction for the three and six months ended June 30, 2014.

Interest expense. Interest expense was $3.1 million and $5.4 million for the three and six months ended June 30, 2015, respectively, compared to $2.3 million and $4.6 million, respectively, for the same periods in the prior year. The increases in interest expense were primarily due to additional interest incurred from a new term loan facility which was drawn at the end of the first quarter of 2015 to finance the acquisition of the one Aframax tanker and four LR2 product tankers.

Realized and Unrealized Gains and Losses on Derivative Instruments. Realized and unrealized losses on interest rate swaps were $0.4 million and $1.9 million for the three and six months ended June 30, 2015, compared to realized and unrealized losses of $1.8 million and $2.6 million for the same periods in the prior year. As at June 30, 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300.0 million and with a weighted-average fixed rate of 3.6%.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $2.1 million and $3.0 million for the three and six months ended June 30, 2015 compared to unrealized gains of $0.7 million and $2.4 million for the same periods in the prior year, and were primarily due to increases in long-term benchmark interest rates.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $5.5 million as at June 30, 2015 and we recognized unrealized gains of $0.9 million and $0.8 million in the three and six months ended June 30, 2015, respectively, compared to an unrealized loss of $1.8 million in the three months ended June 30, 2014 and an unrealized gain of $0.6 million in the six months ended June 30, 2014. Please refer to Item 1 – Financial Statements: Note 5 – Derivative Instruments.

Equity Income.

	Three Months Ended		Six Months Ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
High-Q Joint Venture	828	376	1,373	929
Tanker Investments Ltd.	1,644	(361)	3,414	(374)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	2,054
Teekay Tanker Operations Ltd.	1,115	—	1,382	—

Total equity income	3,587	15	6,169	2,609

Equity income was $3.6 million and $6.2 million for the three and six months ended June 30, 2015, respectively, compared to equity income of $15 thousand and $2.6 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•

increases of $2.0 million and $3.8 million for the three and six months ended June 30, 2015, primarily due to higher equity earnings from TIL resulting from higher realized spot rates earned and higher voyage days due to various vessels delivered to TIL during the three and six months ended June 30, 2014; and

•

increases of $1.1 million and $1.4 million for the three and six months ended June 30, 2015, primarily due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (TTOL), which we acquired in August 2014;

partially offset by

•

a decrease of $2.1 million for the six months ended June 30, 2015 primarily due to a dilution gain as a result of our reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014.

Please refer to Item 1 – Financial Statements: Note 3 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Other (expense) income. Other expense was $0.5 million and $0.4 million for the three and six months ended June 30, 2015, respectively, compared to other expense of $0.1 million and other income of $3.5 million, respectively, for the same periods in the prior year. The increase in other expense for the three months ended June 30, 2015 is primarily due to higher freight taxes accrued. The increase of other expense for the six months ended June 30, 2015 is primarily due to higher freight taxes accrued during the second quarter of 2015 in addition to a gain of $3.4 million which was recognized upon receipt of the TIL stock purchase warrant in the six months ended June 30, 2014.

Net Income. As a result of the foregoing factors, we generated net income of $44.2 million and $83.2 million for the three and six months ended June 30, 2015, respectively, compared to net income of $4.6 million and $31.0 million, respectively, for the same periods in the prior year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at June 30, 2015, our total consolidated cash and cash equivalents was $83.1 million, compared to $162.8 million at December 31, 2014. Our cash balance as at June 30, 2015 decreased primarily as a result of our acquisition of five vessels during the first quarter of 2015 for a total purchase price of $230.3 million, which was partially offset by the proceeds from our new loan facility in the amount of $126.6 million, additional net proceeds of $37.3 million related to the issuance of Class A common stock under our continuous offering program (or COP), and additional net proceeds of $13.7 million from the issuance of shares of our Class A common stock in January 2015 upon the exercise by the underwriters of their option to purchase additional shares in connection with our December 2014 public offering.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $229.6 million as at June 30, 2015, compared to $289.0 million as at December 31, 2014. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our Board of Directors modified our dividend policy, and commencing in the first quarter of 2013, we have paid a fixed quarterly dividend of $0.03 per share on our common stock, which is reviewed from time to time by our Board of Directors.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our primary revolving credit facility is repayable in full in November 2017. As of June 30, 2015, the facility had an outstanding balance of $377.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million. Our ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the strength of the tanker market. If the tanker market weakens materially, we may need to raise additional liquidity through the issuance of common stock, preferred stock or bonds, or a combination thereof. Alternatively, we may seek to renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our future liquidity requirements may impact the types of investments we make prior to the refinancing of the revolving credit facility.

Our revolving credit facilities and term loans are described in Note 4 to our interim consolidated financial statements included in Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2015, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2015	June 30, 2014
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	87,036	4,613
Net cash flow provided by (used for) financing activities	61,678	(138,987)
Net cash flow (used for) investing activities	(228,429)	130,492

Operating Cash Flows

Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities increased by $82.4 million for the six months ended June 30, 2015 compared to the same period in 2014. This increase was primarily due to the following:

•

an increase of $64.7 million in operating earnings primarily as a result of an increase in average TCE rates earned by our spot-traded vessels, an increase in our fleet size due to the acquisition of four LR2 product tankers and one Aframax tanker and nine additional in-chartered vessels;

•	a $15.9 million increase in operating cash flows due to the timing of the settlement of operating assets and liabilities; and

•	a $1.8 million increase in operating cash flows relating to lower dry-docking costs incurred in the six months ended June 30, 2015, compared to the same period in 2014.

Financing Cash Flows

Net cash flow provided by financing activities in the six months ended June 30, 2015 increased by $200.7 million compared to the same period in 2014 primarily as a result of the following:

•

a net increase of $152.9 million in proceeds from additional borrowings, including a new term loan facility of $126.6 million to finance the acquisition of four LR2 product tankers and one Aframax tanker, net of repayments on our term loans and revolving credit facilities;

•	a net increase of $37.3 million in proceeds related to an additional 5.0 million shares of Class A common stock issued under the Company’s COP; and

•

a net increase of $12.4 million in proceeds related to an additional 3.0 million Class A common stock issued in January 2015, which was partially offset by an equity contribution from Teekay to indemnify the costs required to repair the Kaveri Spirit during the three months ended March 31, 2014;

partially offset by

•

an increase of $1.9 million of additional cash dividends paid during the six months ended June 30, 2015, due to the increase in the number of our shares of outstanding Class A common stock due to our public offering in December 2014 and issuances of shares under the COP we launched in June 2015.

Investing Cash Flows

Net cash flow used for investing activities in the six months ended June 30, 2015 increased by $358.9 million compared to the same period in 2014 primarily due to the following:

•	a net increase of $227.4 million in cash outflows related to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures;

•	a decrease in cash inflows of $154.0 million related to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014; and

•

a decrease in cash inflows of $2.3 million related to term loan advance recoveries made as a result of us taking ownership of the two VLCCs during the six months ended June 30, 2014 and loan repayments from equity accounted investments which we received in 2014;

partially offset by

•	a decrease of $25.0 million in cash outflows related to our investments in TIL in January 2014.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2015:

(in millions of U.S. dollars)	Total	Remainder of 2015	2016 and 2017	2018 and 2019	Beyond 2020
Long-term debt (1)	674.7	16.2	540.5	76.4	41.6
In-Chartered vessels (operating leases) (2)	85.7	38.0	47.7	—	—

Total	760.4	54.2	588.2	76.4	41.6

(1)

Excludes expected interest payments of $4.3 million (remaining in 2015), $9.5 million (2016 and 2017), $1.6 million (2018 and 2019) and $0.6 million (beyond 2020). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.50% at June 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of June 30, 2015. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $39.7 million (remaining in 2015), $78.3 million (2016 and 2017) and $8.4 million (2018).

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2015.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2015 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates;

•	the expected delivery dates for in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices, production and refinery capacity;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities and our ability to refinance our credit facility due in 2017;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the effect on our business of our acquisition of an ownership interest in TTOL, future growth in the number of vessels under management, and the expected future effect on our financial results;

•

the pending acquisition of 12 Suezmax tankers, including completion of the vessel acquisitions, delivery dates for the vessels, aggregate purchase price, debt and equity financing for the acquisition, and the intended trading of the vessels;

•	the impact of the SPT acquisition on the Company’s cash flows and fleet utilization;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; failure of TIL to acquire additional growth vessels or acquire vessels at prices below long-term average vessel values; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; failure of our Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay or third parties; our ability to successfully complete and integrate recent acquisitions, continue productive employment of the acquired vessels and to operate the acquired businesses profitability; increased costs; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

JUNE 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at June 30, 2015, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2015, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2015	2016	2017	2018	2019	Thereafter	Total	Fair Value Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	11.3	130.5	391.3	45.2	21.9	41.6	641.8	(612.1)	1.26%
Fixed rate	4.9	9.8	8.9	8.0	1.3	—	32.9	(33.0)	4.81%

	16.2	140.3	400.2	53.2	23.2	41.6	674.7	(645.1)
Interest Rate Swaps
U.S. Dollar-denominated interest rate swap(2)	—	200.0	—	—	—	—	200.0	(4.9)	2.61%
U.S. Dollar-denominated interest rate swap(2)	—	—	100.0	—	—	—	100.0	(10.3)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10.0 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), the Company may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

JUNE 30, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this area of our operations.

Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

Our full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Mine Safety Disclosures

None.

Item 5 – Other Information

Our 2015 Annual Meeting of Shareholders was held on June 10, 2015. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms of Expiring 2016	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	117,307,378	23,731,100	N/A	N/A
Bjorn Moller	117,160,250	23,878,228	N/A	N/A
Richard T. du Moulin	139,915,471	1,123,007	N/A	N/A
Richard J. F. Bronks	139,902,847	1,135,631	N/A	N/A
William Lawes	137,317,471	3,721,007	N/A	N/A
Peter Evensen	117,034,789	24,003,689	N/A	N/A

Item 6 – Exhibits

Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. And Evercore Group L.L.C. (previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on June 4, 2015, and hereby incorporated by reference to such Report)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILE WITH THE SEC ON JULY 13, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 12, 2015	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)